Exhibit 21.1

Legal Name	State of Incorporation

255RC, LLC*	Delaware

Anchor Assurance Company, Inc.	North Carolina

AV Boats, LLC	Tennessee

Berrien Land Company, LLC	Georgia

Chaparral Boats, Inc.	Georgia

Chaparral Marine, Inc.	Georgia

Crest Marine, LLC	Michigan

JBMC, LLC**	Tennessee

Marine Products Group, LLC	Delaware

Marine Products Investment Company, LLC	Delaware

MasterCraft Boat Company, LLC	Delaware

MasterCraft Parts Limited	The United Kingdom

NSB Boats, LLC	Mississippi

Robalo Boats LLC	Georgia

* As of June 30, 2026, the Company has 50% ownership in 255RC, LLC.

** As of June 30, 2026, The Company has approximately 95% ownership in JBMC, LLC.